Exhibit 12.1

NetLogic Microsystems, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
	(in thousands, except for ratios)
Earnings:
Income (loss) before income taxes	$(15,328)	$(19,919)	$(31,960)	$(12,031)	$16,818	$(7,299)

Fixed charges:
Interest expense and amortization of debt issuance costs	178	481	166	4,076	203	—
Rental expense interest factor (1)	175	141	120	153	221	59

Total fixed charges	353	622	286	4,229	424	59

Earnings (loss) available to cover fixed charges	$(14,975)	$(19,297)	$(31,674)	$(7,802)	$17,242	$(7,240)

Ratio of earnings to fixed charges (2)	—	—	—	—	40.7	—

(1)	The portion of operating lease rental expense that the Company believes to be a reasonable approximation of the interest factor is deemed to be one-third of total operating lease rental expense.

(2)	Earnings were inadequate to cover fixed charges by $15.3 million, 19.9 million, $32.0 million, $12.0 million and $7.3 million for the years ended December 31, 2001, 2002, 2003 and 2004 and the three months ended March 31, 2006, respectively.